EXHIBIT 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction
Blue Nile, LLC	Delaware
Blue Nile Worldwide, Inc	Delaware
Blue Nile Jewellery, Ltd.	Ireland
Blue Nile DMCC	United Arab Emirates
Blue Nile (Hong Kong), Ltd.	Hong Kong
Blue Nile Diamond (Shanghai), Ltd.	People’s Republic of China
Blue Nile (Shanghai) Trading Co., Ltd.	People’s Republic of China